Exhibit 99.4

EYP Realty, LLC

Financial Statements as of June 30, 2013 and December 31, 2012 and for the

six months ended June 30, 2013 and 2012

Index to Financial Statements

Financial Statements

Balance Sheets (unaudited) as of June 30, 2013 and December 31, 2012	2

Statements of Operations (unaudited) for the six months ended June 30, 2013 and 2012	3

Statements of Changes in Member’s Equity (unaudited) for the six months ended June 30, 2013 and 2012	4

Statements of Cash Flows (unaudited) for the six months ended June 30, 2013 and 2012	5

Notes to Financial Statements (unaudited)	6-11

EYP Realty, LLC
Balance Sheets (unaudited)

	June 30,	December 31,
	2013	2012
Assets

Real Estate, at cost
Land	$47,384,623	$47,384,623
Building and improvements	331,296,628	331,233,002
Tenant improvements	35,210,686	29,176,548
Total	413,891,937	407,794,173
Less: accumulated depreciation	(44,741,399)	(40,020,990)
Real Estate, net	369,150,538	367,773,183

Cash and cash equivalents	903,367	1,887,161
Accounts receivable, net of allowance for doubtful accounts of $16,028	1,774,918	1,274,760
Due from Affiliates	2,042,171	817,292
Deferred rent receivable	8,711,324	8,041,936
Intangible assets, net of accumulated amortization of $12,192,645 and $11,015,538	10,038,357	11,215,464
Deferred leasing costs, net of accumulated amortization of $4,610,599 and $5,791,883	8,973,780	9,012,321
Prepaid and other assets, net of accumulated amortization of $978,977 and $818,562	2,942,690	3,672,138
	$404,537,145	$403,694,255

Liabilities and Member's Equity

Mortgage note payable, net of unamortized discount of $ 55,462 and $101,516	$100,342,883	$101,614,188
Accounts payable and accrued liabilities	7,629,180	7,689,272
Deferred revenue	46,555	51,232
Intangible liabilities, net of accumulated amortization of $19,008,244 and $18,535,445	3,648,735	4,121,534
Total Liabilies	111,667,353	113,476,226

Member's equity	292,869,792	290,218,029
	$404,537,145	$403,694,255

See notes to financial statements (unaudited).

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EYP Realty, LLC
Statements of Operations (unaudited)

	Six months ended
	June 30,	June 30,
	2013	2012

Revenue

Rental income	$11,006,399	$9,747,733
Operating expense recoveries	6,071,673	4,746,331
Parking income	1,677,680	1,303,137
Other income	311,005	242,220
Total Revenue	19,066,757	16,039,421

Expenses

Real estate taxes	1,875,518	1,451,201
Cleaning	1,100,936	802,037
Utilities	1,170,919	1,074,882
Repairs and maintenance	1,669,210	1,432,073
Elevators	205,572	170,987
Security and fire	1,027,254	889,395
Building management	912,849	800,798
Depreciation and amortization	6,603,676	6,076,065
Insurance	791,642	870,078
Parking and garage	1,052,625	821,800
Management fees	547,467	461,544
Other	978,645	350,486
Total expenses	17,936,313	15,201,346
Operating income	1,130,444	838,075

Other income (expense)

Interest Income	-	62
Interest expense	(2,623,788)	(2,701,620)
Net loss	$(1,493,344)	$(1,863,483)

See notes to financial statements (unaudited).

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EYP Realty, LLC
Statements of Changes in Member’s Equity (unaudited)

	Six months ended
	June 30,	June 30,
	2013	2012

Total Member's equity, beginning of period	$290,218,029	$259,051,676
Contributions from member	4,145,107	14,606,989
Net loss	(1,493,344)	(1,863,483)
Total Member's equity, end of period	$292,869,792	$271,795,182

See notes to financial statements (unaudited).

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EYP Realty, LLC
Statements of Cash Flows (unaudited)

	Six months ended
	June 30,	June 30,
	2013	2012

Operating activities
Net loss	$(1,493,344)	$(1,863,483)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	6,603,676	6,076,065
Amortization of debt discount	46,054	45,124
Amortization of tenant inducements	160,415	130,889
Amortization of above and below market lease intangibles	(358,121)	(443,868)
Deferred rent	(669,388)	(365,937)
Change in operating assets and liabilities:
Accounts receivable	(590,807)	113,967
Deferred leasing costs	(782,296)	(2,467,120)
Due from Affiliates	(1,224,879)	-
Prepaid and other assets	569,032	34,439
Accounts payable and accrued liabilities	(1,004,473)	(1,251,390)
Deferred revenue	(4,677)	(6,693)
Net cash provided by operating activities	1,251,192	1,993

Investing activities
Additions to real estate	(5,062,734)	(12,385,814)
Net cash used in investing activities	(5,062,734)	(12,385,814)

Financing activities
Repayment of mortgage note payable	(1,317,359)	(1,238,597)
Contributions from Member	4,145,107	14,606,988
Net cash provided by financing activities	2,827,748	13,368,391

Net decrease in cash and cash equivalents	(983,794)	984,570
Cash and cash equivalents, beginning of period	1,887,161	1,921,055
Cash and cash equivalents, end of period	$903,367	$2,905,625

Supplemental cash flow information
Cash paid for interest	$2,577,734	$2,656,496

Non-cash Investing Activities
Accrued capital expenditures	$3,087,348	$164,141

See notes to financial statements (unaudited).

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EYP Realty, LLC

Notes to financial statements (unaudited)

1.	Organization and general

The Ernst & Young Plaza (the “Property”) is a 1,244,000 square-foot office and retail building located at 725 Figueroa Street, Los Angeles, California.

The Property is owned by EYP Realty, LLC a Delaware limited liability company (the “Company”), which is a wholly owned subsidiary of Brookfield Office Properties Inc., a publicly traded real estate company (“Brookfield”).

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America which requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amount and net realizable value, depreciation and amortization and fair value for disclosure purposes. The Company operates in a single reportable segment.

Significant Accounting Policies

Real Estate: Land is carried at cost. Building and improvements are recorded at historical cost and are being depreciated on a straight-line basis over the estimated useful life of the building which is 60 years with an estimated salvage value of 5%. Tenant improvements that are determined to be assets of the Company are recorded at cost; amortization is recorded to amortization expense on a straight-line basis over the term of the related lease.

Upon acquisition of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and allocates the purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information and records acquired intangible assets (including acquired above-market leases, tenant relationships and acquired in-place leases) and acquired intangible liabilities (including below-market leases) at their estimated fair value. The value of the acquired above market and below market leases are amortized and recorded as either a decrease (in the case of above market leases) or an increase (in the case of below market leases) to property rental revenue over the remaining term of the associated lease. The value of tenant relationships is amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal. The in-place lease value is amortized as an expense over the remaining life of the leases. Amortization of tenant relationships and in-place leases is included within depreciation and amortization line item on the statement of operations.

Real estate is reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of the Property into the foreseeable future on an undiscounted basis, to the carrying amount of the real estate. Such carrying amount would be adjusted to its fair value, if necessary, to reflect impairment in the value of the asset. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Projections of future cash flow take into account the specific business plan for the Property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. Management of the Company believes no impairment of the Property existed at June 30, 2013 and December 31, 2012.

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Cash and cash equivalents: Cash and cash equivalents include all cash and short-term investments with an original maturity of three months or less. To date, the Company has not experienced any losses on invested cash.

Deferred costs: Direct financing costs of $46,054 and $45,124 are being amortized during six months ended June 30, 2013 and 2012 over the term of the mortgage payable on the basis that approximates the effective interest method and are included in interest expense. All other deferred charges, primarily, leasing commissions incurred relating to leasing activities are deferred and amortized on a straight-line basis over the terms of the related leases.

Prepaid and other assets: Prepaid and other assets include prepaid insurance, deferred charges and tenant inducements. Any amounts paid to a tenant for improvements owned or costs incurred by the tenant are treated as tenant inducements. Amortization of tenant inducements is recorded on a straight-line basis over the term of the related lease as a reduction of the rental revenues.

Revenue recognition: The Company has the following revenue sources and revenue recognition policies:

•	Rental Income – rental income from leases providing for periodic increases in base rent is recognized on a straight-line basis over the non-cancellable term of the respective leases. Differences between rental income and the contractual amounts due are recorded as deferred rent receivable.

•	Operating expense recoveries – recoveries of operating expenses and real estate taxes are recognized in the period the expenses are incurred.

Allowance for doubtful accounts: The Company periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. The Company also evaluates the deferred rent receivable balance to consider if an allowance is necessary. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. As of June 30, 2013 and December 31, 2012, the Company had $16,028 in allowance for doubtful accounts. In addition, as of June 30, 2013 and December 31, 2012 no allowance for deferred rent receivable was necessary.

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Income taxes: The Company is not subject to federal, state and local income taxes; accordingly, the Company makes no provision for income taxes in its financial statements. The Company’s taxable income or loss, which is different than financial statement income or loss, is reportable by the Member.

The Company recognizes tax benefits from uncertain tax positions when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold. The Company had no unrecognized tax benefits at June 30, 2013. The Company does not expect its unrecognized tax benefits balance to change in the next 12 months. The Company’s 2010, 2011 and 2012 tax years remain open due to the statute of limitations and may be subject to examination by federal, state and local tax authorities.

Concentration of risks: The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. Management routinely assesses the financial strength of its tenants and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company places its temporary cash investments with federally insured institutions. Cash balances with any one institution may at times be in excess of the federally insured limits. The property is located in Los Angeles, California, and this concentration imposes on the Company certain risks, including local economic conditions, which are not within management’s control.

Accounting for conditional asset retirement obligations: The Company has evaluated whether it has any conditional asset retirement obligations, which are a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, the Company would be required to recognize a liability and corresponding asset for the fair value of conditional asset retirement obligation if the fair value can be reasonably estimated. Based on our evaluation, the Company concluded that no such obligation exists at June 30, 2013 and December 31, 2012.

Recently Issued Accounting Literature

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Update No. 2011-04, Fair Value Measurements (Topic No. 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU No. 2011-04”). ASU No. 2011-04 provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards (“IFRS”) and requires additional disclosures, including: (i) quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs, for Level 3 fair value measurements; (ii) fair value of financial instruments not measured at fair value but for which disclosure of fair value is required, based on their levels in the fair value hierarchy; and (iii) transfers between Level 1 and Level 2 of the fair value hierarchy. The adoption of this update on January 1, 2012 did not have a material impact on our financial statements, but resulted in additional fair value measurement disclosures (See Note 5 -Fair Value Measurements).

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3.	Intangible assets and liabilities

The following table summarizes the intangible assets and intangible liabilities as of June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
Intangible assets

In-place leases	$1,983,217	$1,983,217
Tenant relationships	18,005,092	18,005,092
Above market leases	2,242,693	2,242,693
	22,231,002	22,231,002
Less accumulated amortization	(12,192,645)	(11,015,538)
Total intangible assets, net	$10,038,357	$11,215,464

Intangible liabilities

Below market leases	$22,656,979	$22,656,979
Less accumulated amortization	(19,008,244)	(18,535,445)
Total intangible liabilities, net	$3,648,735	$4,121,534

Amortization of acquired below-market leases, net of acquired above-market leases resulted in an increase to rental income of $358,121 and $443,868 for the six-months ended June 30, 2013, and 2012, respectively. Estimated annual amortization of acquired below-market leases, net of acquired above-market leases for each of the five succeeding years commencing January 1, 2014 is as follows:

Years ending December 31:
2014	$(754,398)
2015	(623,085)
2016	(353,205)
2017	(115,412)
2018	(169,369)
Thereafter	(580,278)
$(2,595,747)

Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $1,062,430 and $1,061,505 for the six-months ended June 30, 2013 and 2012, respectively. Estimated annual amortization of all other identified intangible assets including acquired in-place leases and tenant relationships for each of the five succeeding years commencing January 1, 2014 is as follows:

Years ending December 31:
2014	$1,508,027
2015	1,409,936
2016	1,310,537
2017	1,260,363
2018	942,184
Thereafter	1,896,839
$8,327,886

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4.	Mortgage note payable

On January 28, 2004, the Company refinanced certain note agreements with Eurohypo AG, New York Branch, the New York branch of a German banking corporation, as lender, for $120,000,000 (the “Note Agreement”). The Note Agreement bears a fixed interest rate of 5.068% and is scheduled to mature on February 1, 2014. Under the terms of the Note Agreement, the Company is required to make monthly payments of principal and interest totaling $649,182 through the maturity date. The Note Agreement is collateralized by the Property. We may refinance our maturing debt as it becomes due or choose to repay it.

The Company amortizes debt discount over the remaining debt term utilizing the effective interest method. Debt discount of $46,054 and $45,124 has been amortized into interest expense during the six months ended June 30, 2013 and 2012. As of June 30, 2013 and December 31, 2012 the unamortized debt discount was $55,462 and $101,516, respectively.

5.	Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value.

Financial Assets and Liabilities not measured at Fair Value

Financial assets and liabilities that are not measured at fair value on the Company’s consolidated balance sheets include the mortgage payable. The fair value of our mortgage payable is calculated by discounting the future contractual cash flows of this instrument using current risk adjusted rates available to borrowers with similar credit ratings, which are provided by a third-party specialist. The fair value of mortgage payable is classified as Level 2. As of June 30, 2013 and December 31, 2012 the carrying amounts and fair value of our mortgage payable were $100,342,883 and $101,715,704 and $101,614,188 and $104,059,543, respectively.

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6.	Rental Income

Future minimum base rentals (on a non straight-line basis), exclusive of operating expense recoveries, to be received under non-cancelable tenant operating leases as of June 30, 2013 for each of the next five years and thereafter are as follows:

Years ending December 31:
2014	$21,652,294
2015	18,899,709
2016	15,931,546
2017	14,491,195
2018	13,198,376
Thereafter	56,622,980
Total	$140,796,100

7.	Related party transactions

The Company entered into an arrangement with Brookfield Properties Management LLC., which is affiliated through common ownership with the Company’s Member, under which the affiliate is to provide property management and various other services. Leasing fees of $109,656 were paid to the affiliate during the year. Management fees are based on 3.0% of operating revenue (as defined). Costs and fees incurred to such affiliate which are included in operating expenses, are as follows:

Management fee	$547,467
General, administrative and reimbursable expenses	302,433
Insurance	791,642

Due from Affiliate at June 30, 2013 was $2,042,171 which consists of cash transfers in the amount of $6,880,632 offset with property related payables in the amount of $4,838,461.

Insurance premiums are paid by Brookfield Properties Holdings Inc. (“BPHI”), a related party. BPHI allocates the cost to the Company which then fully reimburses BPHI.

8.	Commitments and contingencies

Litigation

The Company may be subject to pending legal proceedings and litigation incidental to its business. In our opinion after consultation with legal counsel, the outcome of such matters, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

The Property is covered under an insurance policy entered into by Brookfield that provides all risk property and business interruption for Brookfield’s commercial portfolio with an aggregate limit of $1.5 billion per occurrence. In addition, the Property is also covered by a terrorism insurance policy that provides aggregate coverage of $4.0 billion for all for Brookfield’s U.S. properties. To the extent an act or acts of terrorism produce losses in excess of the limits in place the resulting loss could have a material effect on the Company’s financial statements. The Company has reviewed its mortgage loan agreement and is in compliance, in all material respects, with the contractual obligations regarding terrorism insurance contained therein.

9.	Subsequent events

Subsequent to June 30, 2013 and through August 27, 2013, the date through which management evaluated subsequent events and on which the financial statements were available for issuance, management has concluded that there were no subsequent event to be disclosed.

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